

March 21, 2014

Via E-mail
John Banes, Esq.
Davis Polk & Wardwell London LLP
99 Gresham Street
London EC2V 7NG

>   **Re: Lloyds Banking Group PLC**
>   **Schedule TO-I**
>   **Filed March 6, 2014**
>   **File No. 005-84476**

Dear Mr. Banes:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Exchange Offer.

Exchange Offer

General

1. Item 10 of the Schedule TO indicates that the Company has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please provide in the Offer to Purchase the information required by Item 1010(c)(1) through (3) and 1010(c)(1)(5) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Forward-Looking Statements, page xi

2.   We note the reference to the Private Securities Litigation Reform Act of 1995. The safe
        harbor protections for forward-looking statements contained in the federal securities laws
        do not apply to statements made in connection with a tender offer. See Section
        27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and
        Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and
        Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available
        at www.sec.gov. Please revise and refrain from referring to such safe harbor provisions in
        any offers to exchange, future press releases or other communications relating to the
        exchange offers.

3.   We note the disclaimer in the last paragraph of this section regarding the Company's
        obligation to update any forward-looking statements. This disclaimer is inconsistent with
        your obligations under Exchange Act Rule 13e-4(e)(3) to amend the Schedule TO to
        reflect a material change in the information previously disclosed. Please revise and avoid
        using such statements in all future communications relating to the exchange offers.

General Conditions, page 54

4.   We note the disclosure in the second to last paragraph of this section relating to the
        Company's failure to exercise any of the rights described in this section. This language
        suggests that if a condition is triggered and the Company fails to assert the condition, it
        will not lose the right to assert the condition at a later time. Please note that when a
        condition is triggered and a bidder decides to proceed with the offer anyway, we believe
        that this decision is tantamount to a waiver of the triggered condition(s). Depending on
        the materiality of the waived condition and the number of days remaining in the offer, the
        Company may be required to extend the offer and recirculate new disclosure to security
        holders. In addition, when an offer condition is triggered by events that occur during the
        offer period and before the expiration of the offer, the Company should inform holders
        how it intends to proceed promptly, rather than waiting until the end of the offer period,
        unless the condition is one where satisfaction of the condition may be determined only
        upon expiration. Please confirm the Company's understanding on both points in your
        response letter.

Acknowledgements, Representations, Warranties and Undertakings, page 56

5.   While the staff does not object to language confirming that the note holders agree with
        the offer terms, it is inappropriate for the Company to require representations that operate
        as disclaimers or waivers of rights. Please delete the language in this section indicating
        that by submitting Exchange Instructions, each holder represents, warrants and
        undertakes that it has received, reviewed, acknowledged, accepted and agreed to the
        terms of this prospectus.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

· the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions